News Release	AMEX, TSX Symbol: NG

 NovaGold Completes Condemnation Drilling on Pioneer Grace Claims

14 July 2006 – Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG) has completed a systematic condemnation drilling program in the area of a proposed Galore Creek tailings site located on a portion of the Grace subsurface mineral claims. This drilling was completed as a follow-up to exploration drilling completed in 2004 and 2005 which was designed to test primarily geophysical targets selected in collaboration with management of Pioneer Metals. Prior to this year’s current condemnation drill program, NovaGold completed 16 exploration and 19 geotechnical drill holes on the Grace property totalling over 3,925 meters (12,885 feet). These drill holes showed no economically significant copper and gold mineralization in the area proposed to be covered with a tailings site. (See 2004 and 2005 drill results in Table 1 below and the associated target and drill hole location map for the Grace claims with an outline of the proposed tailings site).

The 2006 condemnation drill program on the Grace claims consisted of 576 samples in 6 additional drill holes drilled to between 250 and 500 metres in depth and totalling 1,785 meters (5,855 feet) drilled. The follow-up condemnation program was designed to confirm the results from previous drilling in the area of a proposed tailings site. NovaGold will use the results of this year’s condemnation drill program and the previous exploration drill results to apply for permits for the surface use of the site from the Province of British Columbia. Overall results from the 2006 program have continued to confirm the presence of pervasive propylitic alteration (chlorite and epidote) without any visual evidence of significant copper mineralization noted in the core. By contrast copper-gold mineralization at NovaGold’s adjoining Galore Creek property is associated with broad zones of potassic alteration (potassium feldspar-magnetite-garnet) characteristic of higher-temperature ore bearing fluids. This potassic alteration assemblage is associated with readily visible copper mineralization in the core.

To further clarify NovaGold’s news release on July 11, 2006, final copper and gold assay results from the condemnation drill program will be required to confirm, for mine permitting purposes, the lack of any potentially economic mineralization on the proposed tailing site. These results are anticipated next week before the expiry on July 25, 2006 of NovaGold’s offer for Pioneer Metals. NovaGold has an option agreement on the Grace property with Pioneer Metals Corporation (TSX: PSM) under which, as manager of the project, NovaGold may acquire a 60% interest in the Grace subsurface mineral claims. NovaGold’s drill programs and sampling protocol have been under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold, who has read and approved this news release. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Pioneer Offer

NovaGold has made an all cash offer to acquire all of the outstanding common shares of Pioneer Metals Corporation (TSX: PSM) at a price of C$0.57 per share. The offer represented a 30% premium to the pre-announcement one-month volume weighted average trading price of Pioneer’s shares from mid-May to mid-June. The acquisition of Pioneer is part of NovaGold’s long-term strategy to consolidate the Galore Creek district and facilitate efficient development of the property. The Offer is open for acceptance until 9:00 p.m., Vancouver time, on July 25, 2006.

Table 1. 2004 and 2005 Grace Property Exploration Drill Results
Drill Hole	Area	Depth (M)	From (M)	To (M)	Width (M)	Copper%	Gold g/t	Silver g/t

PC04-001	Grace	298.7	3.1	298.7	295.6	0.01	0.01	0.1
PC04-002	Grace	249.9	18.6	249.9	231.4	0.01	0.00	0.5
PC04-003	Grace	216.4	18.3	216.4	198.1	0.01	0.00	0.0
PC04-004	Grace	198.1	0.0	198.1	198.1	0.00	0.01	0.1
PC04-005	Grace	228.6	0.0	228.6	228.6	0.04	0.20	0.4
		Including	136.0	157.0	21.0	0.22	1.16	2.1
PC04-006	Grace	253.0	34.2	253.0	253.0	0.01	0.05	0.1
PC05-007	Grace	142.9	34.2	142.9	108.8	0.00	0.00	0.1
PC05-008	Grace	152.1	7.2	152.1	144.9	0.01	0.01	0.2
PC05-009	Grace	155.1	2.7	155.1	152.4	0.01	0.01	0.2
PC05-010	Grace	151.5	12.5	151.5	139.0	0.01	0.00	0.1
PC05-011	Grace	149.8	8.8	149.8	141.0	0.02	0.00	0.1
PC05-012	Grace	201.0	7.0	201.0	194.0	0.01	0.02	0.2
PC05-013	Grace	29.0	0	29.0	29.0	0.00	0.00	0.0
PC05-014	Grace	207.0	37.5	207.0	169.5	0.01	0.11	0.1
PC05-015	Grace	264.9	21.6	264.9	243.3	0.02	0.02	0.3
PC05-016	Grace	225.3	27.1	225.3	198.1	0.01	0.00	0.1

Note: The single highlighted interval above includes the only intercept of 10 meters or greater grading more than 0.40% Copper Equivalent or 10 meters or greater grading more than 0.5 g/t Gold, and is located outside the perimeter of the proposed tailings facility. See the associated map with drill hole locations for the Grace claims and with the proposed tailings site outline. True widths have not been determined for the above intercepts.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227
Rick Van Nieuwenhuyse, President & CEO                   Don MacDonald, CA, Senior Vice President & CFO

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.